Exhibit 11(b)

Compugen Ltd.

Insider Trading Policy

Revised by the Board of Directors on January 22, 2025

This Insider Trading Policy (this “Policy”) provides guidelines to all personnel, including directors, officers, employees and consultants (“Company Personnel”) of Compugen Ltd. and its subsidiary (“Compugen” or the “Company”), for transactions* in the Company’s securities** and the handling of confidential information about the Company and others with which it does business.

All Company Personnel should read this Policy very carefully. Failure to observe the prohibitions and procedures set forth below could result in serious legal enforcement actions, both civil and criminal, for you and possibly the Company under both United States and Israeli Law. In addition, failure to comply with this Policy may subject you to Company-imposed sanctions, including dismissal, regardless of whether or not such failure to comply with this Policy results in a violation of law.

POLICY
As a publicly traded company, whose ordinary shares are listed on both The Nasdaq Stock Market (“Nasdaq”) and the Tel Aviv Stock Exchange (“TASE”), Compugen is subject to certain provisions of United States federal securities laws and regulations, as well as Israeli securities laws and regulations. Pursuant to these laws and regulations, “insider trading”, which is the use of material information about the Company that is not known to the investing public, and, if it were known to the public, would likely cause a significant change in the price of the Company’s securities (such information is referred to in this Policy as “material non-public information,” and is more fully explained in Section 3 of the Guidelines below (the “Guidelines”)), including, for example, for personal benefit or for the benefit of others or to “tip” others who might make an investment decision on the basis of such information, is illegal. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. It is the policy of the Company to comply with all applicable insider trading laws and regulations.

RESPONSIBILITY
Company Personnel may create, use or have access to material non-public information. Each individual has an important ethical and legal obligation to maintain the confidentiality of such information, not to engage in any transactions in the Company’s securities while in possession of material non-public information and not to provide such information or an opinion on any security of the Company while in possession of material non-public information to any person who – the person delivering such information knows or has reasonable grounds to believe – will make use of the such information or will utilize the opinion for purposes of a transaction or will pass it on to another. Company Personnel or Related Parties (as defined below) may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before the Company Personnel learned of the material non-public information and even though he or she may suffer an economic loss or forego anticipated profit by waiting. Trading in securities in violation of these requirements or providing others with material non-public information (whether or not you derive any benefit from such actions or were aware of the intent by such persons to trade), may subject you to severe civil and criminal penalties, in addition to disciplinary action by the Company as more fully set out in Section 14 of the Guidelines. It is not an excuse that you did not “use” the information in deciding whether or not to engage in the transaction.

The Compliance Officer is our General Counsel. The Compliance Officer is responsible for the administration of this Policy.

* “transaction” may also include the exercise of options (see Section 7 of the Guidelines) and a commitment to do any transaction in the securities of the Company, whether the person making any of the foregoing is acting on its own behalf or on the behalf of another person or through an agent or a trustee.
** All types of “securities” are covered by this policy, including ordinary shares, partnership interests, futures, warrants, restricted share units, options, debt securities (e.g., bonds, notes, debentures) and other securities, whether or not convertible or exchangeable into ordinary shares.

If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Policy or the propriety of any desired action, you are encouraged to contact the Compliance Officer. Do not try to resolve uncertainties on your own.

Remember, however, the ultimate responsibility for complying with this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment. A claim of lack of understanding of the Company’s policies or of governing legal standards in this sensitive area will not excuse any non-compliance.

GUIDELINES

1.          Prohibition. In general, United States and Israeli securities laws and/or this Policy prohibit Company Personnel from:

a)	buying, selling or otherwise trading (including for the benefit of another) in the Company’s securities while in possession of material non-public (or “inside”) information;
b)	communicating (or “tipping”) such information to third parties, including family members, friends, social acquaintances and anyone who lives in your household;
c)
recommending any transaction in the Company’s securities while in the possession of material information that has not been publicly disclosed by the Company (under Israeli law, an actual trade is not required);

d)	assisting anyone engaged in any of the above activities; and
e)
answering questions or providing material non-public information about the Company and its affairs to Company outsiders unless you are specifically authorized to do so or it is a regular part of your position, as further detailed under the Company Disclosure Policy.

This prohibition also applies to material, non-public information about, and the securities of, other companies (e.g., collaboration partners, customers or suppliers, or companies with whom Compugen has a business relationship). For example, you may be involved in a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material nonpublic information for that other company, you are prohibited from engaging in transactions involving the securities of that other company. It is important to note that “materiality” is different for different companies. Information that is not material to the Company may be material to another company.

There are no exceptions to this Policy other than those described in Section 7 of the Guidelines. For example, if you possess material non-public information, you are prohibited from engaging in transactions in the Company’s securities even if such transactions are otherwise necessary or justifiable for independent reasons (such as personal financial commitments or the need to raise money for a personal emergency expenditure).

2.          Transactions by Family Members; Entities Controlled by You. The prohibitions outlined in this Policy also apply to your family members, others living in your household and any entities under your or your family member’s control and any other individuals or entities whose transactions in securities you influence, direct or control (including, for example, a venture or investment fund, if you influence, direct or control transactions by the fund) (“Related Parties”). Company Personnel are expected to be responsible for the compliance of all Related Parties to this Policy.

3.          Material Non-Public Information.

Material Information. Information is “material” for the purposes of the United States securities laws and this Policy if such information, if publicly known, would likely affect either the market price of the Company’s securities, for better or for worse, or a person’s decision to buy, sell or hold the Company’s securities. Certainly, if the information makes you want to trade, it would probably have the same effect on others. If you possess material (and non-public) information, you may not trade in a company’s share, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. Under Israeli law, “inside information” includes information that relates to developments or expected developments in the Company, changes or expected changes in the Company’s condition or any other information relating to the Company, which is not known to the public and, if it were known to the public, would likely cause a significant change in the price of the Company’s securities or in the price of other securities of which the Company’s securities are the underlying asset.

Non-public Information. Non-public information is any information that has not been disclosed effectively to the investing public. Disclosure by press release or in the Company’s reports that it files with the SEC and ISA is necessary to make the information public. For information to be considered public, it must not only be disclosed publicly, but there also should be sufficient time for the investing public to absorb and evaluate the information before you trade in the Company’s securities. Although timing may vary depending upon the circumstances and jurisdiction, a good rule of thumb is that information is considered non-public until one full trading day has passed after public disclosure. If the information released is complex, such as a prospective major financing or other transaction, it may be necessary to allow additional time for the information to be absorbed by the investing public. In such circumstances, you will be notified by the Compliance Officer regarding a suitable waiting period before trading in the event it differs from the Company’s standard policy.

Either positive or negative information may be material. No simple “bright line” test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry and will be more often than not determined in hindsight based on the impact on the share trading price. For this reason, you should direct any questions about whether information is material to the Compliance Officer. Although it is not possible to list all types of material information, the following are a few examples of information that is particularly sensitive and should be treated as material:

•	the status (positive of negative) of material existing collaborations;
•	potential new material collaborations;
•	significant clinical or regulatory developments;
•	significant new products, product development or discoveries;
•	the results, favorable or not, of preclinical studies or clinical trials;
•	the results, favorable or not, of material legal proceedings, including litigation, mediation and arbitration;
•	the gain or loss of a material contract, customer, license or collaboration;
•	a financing transaction;
•	quarterly or annual earnings results;
•	projections of future results or sales;
•	earnings or losses;
•	a pending or proposed merger, acquisition, material joint venture, tender offer or other similar material strategic transaction;
•	changes in dividend policies, a stock split or the offering of additional securities;
•	changes in senior management; and
•	impending bankruptcy or financial liquidity problems.

The Company emphasizes that this list is merely illustrative. If you have any question as to whether particular information is material or non-public, you should not trade or communicate the information to anyone without prior approval by the Compliance Officer. Remember, however, the ultimate responsibility for complying with this Policy and avoiding improper transactions rests with you.

4.          “Tipping.”  Company Personnel also are prohibited from recommending or suggesting to anyone else (including Related Parties or friends) to buy, sell or hold the securities of any company, including those of the Company, while they are in the possession of material non-public information of the Company or other companies, as relevant. In fact, Company Personnel should not recommend to any other person that they buy, sell or hold securities of the Company, even when not in possession of material non-public information, because such a recommendation could be imputed to the Company and could be misleading if such Company Personnel is not aware of all relevant information. It is the Company’s policy to prohibit the disclosure of non-public information to any person, whether inside or outside the Company, unless the person receiving such information has a legitimate need to know such information and is subject to a confidentiality agreement.

5.          Short-term, Speculative Transactions. The Company has determined that there is a substantial likelihood for the appearance of improper conduct by Company Personnel when they engage in short-term or speculative securities transactions. Therefore, Company Personnel are strictly prohibited from engaging in any of the following activities involving the Company’s securities, except with the prior written consent of the Compliance Officer:

a)	purchasing the Company’s securities on margin (borrowing money from a stock broker to fund the securities purchase);
b)	pledging Company securities;
c)	short sales (selling short is a practice of selling more securities than you own, a technique used to speculate on a decline in the securities price);
d)
buying or selling puts or calls (a put is a right to sell at a specified price a specified number of securities by a certain date and is utilized in anticipation of a decline in the security price; a call is a right to buy at a specified price a specified number of securities by a certain date and is utilized in anticipation of a rise in the security price). The only equity securities of the Company that may generally be purchased or sold by Company Personnel are the Company’s ordinary shares; and

e)
engaging in derivative transactions relating to the Company’s securities (e.g., exchange traded options etc.) or hedging transactions designed to decrease the risks associated with holding our ordinary shares.

This prohibition is not intended to apply to transactions that may involve one or more of the foregoing activities if those transactions are entered into solely for the purpose of deferring the effective date of a sale for tax or other non-speculative purposes. Thus, entering into so-called costless collars or forward sale transactions in which the economic terms of the transaction are not subject to the future control of Company Personnel and are established at the time the transaction is entered into do not require the prior consent of the Compliance Officer. Please note, however, that entering into any such transaction must be done at a time when trading in the Company’s securities is permitted. Where because of the unique nature of the proposed transaction or its complexity it is not clear whether there is a substantial likelihood for the appearance of improper conduct, Company Personnel should seek the consent of the Compliance Officer before entering into it.

6.          Influencing a Security’s Price. It is prohibited to fraudulently influence the price of securities (such as by placing fictitious purchase or sale orders to create an impression of large demand or supply thereby intending to cause an increase or decrease in the price of the security). Pursuant to the Securities Exchange Act of 1934, as amended, the person committing such a fraudulent act may be subject, for each such fraudulent act, to fines of not more than $5,000,000 or imprisonment of not more than 20 years, or both, except that when such person is a person other than a natural person, a fine not exceeding $25,000,000 may be imposed. In addition, the person committing the fraudulent act may also expose him/herself to a civil action by the party who suffered damages as a result of the fraudulent acts. Therefore, Company Personnel are strictly prohibited from committing any acts or omissions which constitute or could constitute such manipulation of the Company’s securities and the Compliance Officer must be updated without delay in any event of a suspicion that such an act was committed.

7.          Certain Exceptions. The exercise of options for the purchase of securities under any Company option plan is exempt from this Policy, because the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. Nevertheless, based on legal bulletin of the ISA, the exercise of options for the purchase of securities under any Company option plan is exempt only if, among others, the exercise price of the option is below the market price of the share at the time of exercise and if the exercise is made immediately prior to the expiration of the option. However, the shares so acquired may not be sold, except in accordance with this Policy.

8.          Blackout Periods.

Company Personnel and Related Parties are restricted from trading in Company securities at certain times throughout the year as described below (“Blackout Period/s”).

Company Personnel and Related Parties may not buy, sell or otherwise trade (including for the benefit of another) in Company securities during the period commencing on the first day of each fiscal quarter and ending one full trading day in the U.S. after the Company publicly discloses its results for the preceding fiscal period.

It should be noted that even during permitted trading periods (“Trading Windows”), any Company Personnel or Related Party possessing material non-public information concerning the Company shall not engage in any transactions in the Company’s securities until such information has been known publicly for at least one full trading day. Furthermore, there are times when the management of the Company may be aware of a material non-public development but at its discretion does not disclose it to all Company Personnel. Although you may not know the specifics of the development, if you engage in a trade before such development is resolved or disclosed to the public you might expose yourself and the Company to a charge of insider trading that could be costly and difficult to refute. In addition, a trade by you during such time could result in adverse publicity for the Company. Therefore, the Company may from time to time prohibit any transactions in Company securities for specified periods, even during Trading Windows. This notice may be given to all Company Personnel or to Company Personnel involved with specific matters. In the event you are informed of any such Blackout Period, you should treat such notification in itself as material non-public information and it should not be disclosed to any third party.

Each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during Trading Windows should not be considered as “safe harbor,” and all Company Personnel should use good judgment at all times.

Specific exceptions may be made, with prior approval, in special situations when the Company Personnel does not possess material non-public information or the exception would not otherwise contravene the law or the purposes of this Policy. Any request for an exception will be directed to the Company’s Compliance Officer.

9.          Trading Plans. The restrictions set forth above will not apply to sales made pursuant to a Qualified Selling Plan. For purposes of this exception, a “Qualified Selling Plan” is a written plan, contract or instruction for selling the Company’s shares which meets each of the following requirements:

(1)	the plan is adopted by the Company Personnel during a period when sales are permitted pursuant to this Policy;
(2)	the plan is adopted during a period when the Company Personnel adopting the plan is not in possession of material non-public information;
(3)	the plan is adhered to strictly by the Company Personnel;
(4)	the plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party;
(5)	at the time it is adopted the plan conforms to all other requirements of Rule 10b5-1(c) under the U.S. Securities Exchange Act of 1934, as amended, as then in effect;
(6)	the plan provides that the sales be effected on Nasdaq or any other stock market located outside Israel; and
(7)	the plan provides that the sales be effected via a non-Israeli broker (although coordination with an Israeli affiliate, branch or agent of such broker will be permitted).

Once the Qualified Selling Plan is adopted, (i) Company Personnel may not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the dates of the trade and (ii) such plan may be terminated or altered only during a period that complies with the description in each of subsections (1), (2) and (5) above.

10.          Confidentiality Guidelines. To provide more effective protection against the inadvertent disclosure of material non-public information about the Company or others with which the Company does business, the Company has adopted the following guidelines in addition to the prohibitions above. These guidelines are not intended to be exhaustive and should be read together with the Company’s Disclosure Policy. Additional measures to secure the confidentiality of information should be undertaken as deemed necessary under the circumstances. If you have any doubt as to your responsibilities with respect to confidential information, please seek clarification and guidance from the Compliance Officer before you act.

The following guidelines establish procedures with which Company Personnel should comply in order to maximize the security of confidential information:

a)
do not discuss internal Company matters or developments with anyone outside the Company or even with other Company Personnel, except as required in the performance of your regular duties and provided the recipient is subject to a confidentiality agreement;

b)	do not discuss any Company matter in public places, such as airplanes, elevators, hallways, restrooms or eating facilities, where conversations might be overheard;
c)	use passwords to restrict access to the information on computers; and
d)	limit access of others to particular locations or physical areas where material non-public information is likely to be documented or discussed.

11.          Authorized Disclosure of Material Non-Public Information. If any Company Personnel receives inquiries about the Company from securities analysts, reporters or others, he or she should decline comment and direct them to the Company’s CEO, CFO or other authorized spokesperson of the Company, as further detailed in the Company’s Disclosure Policy.

12.          Presumption of Insider Trading Under Israeli Law. Under Israeli law, if a director or other office holder, treasurer or internal auditor of the Company, any other person assuming the responsibilities of the foregoing persons under a different title, any shareholder holding at least 5% of the Company’s issued and outstanding share capital or voting rights or having the right to appoint at least one director, or a family member or entity controlled by any of the them, purchases securities of the Company within three months of the date that he or she sold securities of the Company (or sells securities of the Company within three months of the date that he or she purchased securities of the Company), it would be presumed that such person used inside information, and such person would have the burden to prove that he or she did not use inside information. Therefore, although this Policy does not prohibit purchases and sales by such individuals within a three-month period, this Policy strongly discourages such practice.

13.          Reporting Violations. If you know or have reason to believe that this Policy or the special trading procedures described above have been or are about to be violated, you should immediately bring the actual or potential violation to the attention of the Compliance Officer. Such information may be conveyed on an anonymous basis pursuant to the Company’s Whistleblower Procedures, but sufficient details should be given to enable a proper investigation.

14.          Penalties for Violations.

Under United States securities laws, an individual may be subject to criminal fines of up to $5,000,000 and up to 20 years of imprisonment for violating the securities laws by engaging in transactions in securities at a time when they are in possession of material non-public information. In addition, the SEC may seek the imposition of a civil penalty of up to three times the profits made, or losses avoided from the trading. Insider traders must also disgorge any profits made and are often subjected to an injunction against future violations. Violators can also be barred from serving as officers or directors of public companies. Finally, under some circumstances, individuals may be subjected to civil liability in private lawsuits. In addition, under Israeli law, individuals may be subject to criminal penalties of up to NIS 1,130,000 and up to five years of imprisonment as well as administrative sanctions of up to NIS 1,000,000 and corporations may be subject to criminal penalties of up to NIS 5,650,000. Violators can also be barred from serving as officer or directors of public companies for up to five years.

Failure to comply with this Policy could result in serious legal enforcement actions, both civil and criminal, for you and possibly the Company under both United States and Israeli Law. In addition, failure to comply with this Policy, or any refusal or failure by you to cooperate fully with the Company in any investigation of a possible violation of this Policy, will be regarded by the Company as a very serious matter and, may subject you to Company-imposed sanctions, including dismissal, regardless of whether or not such failure to comply with this Policy results in a violation of law.

This document states a policy of the Company and is not intended to be regarded as the rendering of legal advice.

Certification

This is to confirm that I have read and understand this Insider Trading Policy and will comply with the policies, prohibitions and procedures stated therein. I understand that, if I am an employee or consultant of Compugen Ltd. or any subsidiary of Compugen Ltd., my failure to comply in all respects with such policies, prohibitions and procedures is a basis for termination of my employment or engagement with the Company.

Please SIGN your name here:

Please PRINT your name here:

Please date here:

UPON SIGNING THIS POLICY, PLEASE SAVE ONE COPY IN YOUR FILES AND RETURN A SIGNED COPY TO THE COMPLIANCE OFFICER.